                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934


                         Jacksonville Bancorp, Inc. /FL/
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    469249106
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 27, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        Exhibit Index at page 14

-------------------------------------------------------------------------------
CUSIP NUMBER   469249106
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Hovde Capital Advisors LLC / 03-0430205

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    113,700 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    113,700 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    113,700 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------
(1) The 113,700 shares beneficially owned by Hovde Capital Advisors LLC are as
Investment Manager to Financial Institution Partners III, L.P., the direct owner.

Page 2 of 15

-------------------------------------------------------------------------------
CUSIP NUMBER   469249106
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Financial Institution Partners III, L.P. / 52-2199979
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    113,700 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    113,700 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    113,700 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.7%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

Page 3 of 15

-------------------------------------------------------------------------------
CUSIP NUMBER   469249106
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Hovde Acquisition II, L.L.C. / 88-0500145
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH
                    32,200 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    32,200 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,200 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.9%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    OO
-------------------------------------------------------------------------------

Page 4 of 15

-------------------------------------------------------------------------------
CUSIP NUMBER   469249106
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    145,900 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    145,900 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    145,900 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.6%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2)  Of  the 145,900 Shares beneficially owned by Eric D. Hovde, 113,700 are  as
President,  Chief  Executive  Officer, and  managing  member  of  Hovde  Capital
Advisors  LLC,  the  Investment Manager to Financial Institution  Partners  III,
L.P., the direct owner, and 32,200 are as managing member and President of Hovde
Acquisition II, L.L.C., the direct owner.

Page 5 of 15

-------------------------------------------------------------------------------
CUSIP NUMBER   469249106
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    145,900 Shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    145,900 Shares
               ----------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    145,900 Shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.6%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3)  Of the 145,900 Shares beneficially owned by Steven D. Hovde, 113,700 are as
Chairman  of  Hovde  Capital Advisors LLC, the Investment Manager  to  Financial
Institution  Partners III, L.P., the direct owner, and 32,200  are  as  managing member  and Executive Vice President of Hovde Acquisition II, L.L.C., the direct owner.

Page 6 of 15

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, $.01 par value, of Jacksonville Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 76 South Laura Street, Suite 104, Jacksonville, Florida 32202.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners III, L.P. (the "Limited Partnership"), Hovde Capital Advisors LLC (the "Investment Manager"), Hovde Acquisition II, L.L.C., Eric D. Hovde, and Steven D. Hovde who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital Advisors LLC, a Delaware limited liability company, is the Investment Manager to Financial Institution Partners III, L.P., the direct owner. Hovde Acquisition II, L.L.C. is a Nevada limited liability company formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Both Eric D. Hovde and Steven D. Hovde are members and officers of the Investment Manager and Hovde Acquisition II, L.L.C.


     Eric  D.  Hovde  and Steven D. Hovde each may be deemed to hold  beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the Investment Manager and Hovde Acquisition II, L.L.C. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices for Hovde Acquisition II, L.L.C., the Limited Partnership and the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Investment Manager who are Reporting Persons. The Investment Manager controls Financial Institution Partners III, L.P., the direct owner.

     None of the Reporting Persons or executive officers, directors or controlling persons of the Investment Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

      On  July  19,  2002,  the Issuer announced that it completed  a  secondary offering of shares of common stock (the "Offering"). As part of the Offering, the Issuer issued 225,000 purchase warrants (the "Warrants") exercisable at $13.00 for one share of common stock until September 30, 2004 (the "Expiration Date"). Of the 225,000 Warrants issued, the Reporting Persons hold 36,000 Warrants. As of the time of this filing, the Reporting Persons have not exercised any Warrants. As of August 27, 2003, the stock price of the Issuer's common stock exceeded $13.00 per share thereby making the Warrants "in the money" (the "Trigger Event"). The Reporting Persons are making this filing in the event that the Warrants issued to the Reporting Persons, as a result of the Trigger Event, are deemed to constitute shares beneficially owned by the Reporting Persons and when viewed in conjunction with the Reporting Persons acquisition of Shares, amounts to a greater than one percent increase in the Reporting Persons' beneficial ownership of the Shares. Although the Reporting Persons' acquisition of Shares did not independently result in a "material change" as defined in 17 C.F.R. Section 240.13d-2(a), the Reporting Persons are filing this Schedule 13D/A in the event that the one percent increase in beneficial ownership as a result of the combination of the Reporting Persons' acquisitions and the holding of Warrants at the Trigger Event are deemed to constitute a material change. For purposes of this filing, the Reporting Persons have included the 225,000 Warrants in their determination of shares outstanding of the Issuer.

      The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of August 29, 2003, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 1,692,066 Shares outstanding as of that date, which assumes all 225,000 Warrants are treated as outstanding) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by Investment Manager, acting through its chief executive officer, president, or managing members. As such, the Limited Partnership and the Investment Manager share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as officers and/or managers of the Investment Manager, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the Investment Manager, nor their executive officers, or controlling persons beneficially owns any Shares personally or otherwise.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of August 29, 2003, transactions in the Shares effected during the past sixty (60) days.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(k)(1)(iii)
Exhibit B -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to Schedule 13D filed with the SEC on June 9, 2003)
Exhibit C -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to Schedule 13D filed with the SEC on June 9, 2003)
Exhibit D -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to Schedule 13D filed with the SEC on June 9, 2003)
Exhibit E -    Account Control Agreement between Morgan Stanley Co. Incorporated and Financial Institution Partners III, L.P.
               (Incorporated by reference to Schedule 13D filed with the SEC on June 9, 2003)
Exhibit F -    Account Agreement between Banc of America Securities LLC and
               Hovde Acquisition II, L.L.C.(Incorporated by reference to
               Schedule 13D filed with the SEC on June 9, 2003)
Exhibit G -    Prime Broker Agreement between Banc of America Securities LLC and
               Hovde Acquisition II, L.L.C. (Incorporated by reference to
               Schedule 13D filed with the SEC on June 9, 2003)
Exhibit H -    Limited Liability Company Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.(Incorporated by reference to Schedule 13D filed with the SEC on June 9, 2003)




                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         HOVDE ACQUISITION II, L.L.C.

                         By:  /s/ Richard J. Perry, Jr.
                         ---------------------------------------
                              Richard J. Perry, Jr.
                              Its: Secretary

                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Richard J. Perry, Jr.
                         -------------------------------------------------
                              Richard J. Perry, Jr.
                         Its: Secretary

                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------

                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    08/29/03

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------

Financial Institution              Limited partnership formed to
Partners III, L.P.                 make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware


Hovde Acquisition II, L.L.C.       Limited liability company formed to
                                   make investments primarily in equity
                                   securities of financial institutions
                                   and financial services companies.

                                   1824 Jefferson Place, N.W.
Washington, D.C. 20036
                                   Organized: State of Nevada

Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1824 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware



    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1824 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered Investment Adviser

-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons: Chairman of Hovde Capital Advisors LLC
Executive Vice President and Managing Member of Hovde Acquisition II, L.L.C.

(5) Eric D. Hovde is affiliated with the following Reporting Persons:
President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC
President and Managing Member of Hovde Acquisition II, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Financial           $    804,025.00     $0                  Working Capital
Institution
Partners III, L.P.

Hovde Acquisition   $    392,804.58     $0                  Working Capital
II, L.L.C.

Hovde Capital       $    804,025.00     $0                  Working Capital
Advisors LLC                                                Of Affiliates

Eric D. Hovde       $  1,196,829.58     $0                  Working Capital
                                                            Of Affiliates

Steven D. Hovde     $  1,196,829.58     $0                  Working Capital
                                                            Of Affiliates


-------------------------------------------------------------------------------

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------


Financial Institution          113,700                      6.7%
Partners III, L.P.

Hovde Capital Advisors LLC     113,700                      6.7%

Hovde Acquisition II, L.L.C.   32,200                       1.9%

Eric D. Hovde                 145,900                       8.6%

Steven D. Hovde               145,900                       8.6%
-------------------------------------------------------------------------------

Aggregate Shares Held by      145,900                       8.6%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days and all subsequent days up to August 29, 2003:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------

Financial      08/15/03         600     $13.53         Buy            REDI
Institution
Partners
III, L.P.

Financial      08/18/03        1,000    $13.38         Buy            REDI
Institution
Partners
III, L.P.

Financial      08/20/03         100     $13.53         Buy            REDI
Institution
Partners
III, L.P.

Financial      08/25/03         6,000   $13.529        Buy            REDI
Institution
Partners
III, L.P.

-------------------------------------------------------------------------------


                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(k)(1)(iii)       15

Exhibit B -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on June 9, 2003)

Exhibit C -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on June 9, 2003)

Exhibit D -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               Schedule 13D filed with the SEC on June 9, 2003)

Exhibit E -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners
               III, L.P. (Incorporated by reference to Schedule 13D
               filed with the SEC on June 9, 2003)

Exhibit F -    Account Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
               (Incorporated by reference to Schedule 13D filed with
               the SEC on June 9, 2003)

Exhibit G -    Prime Broker Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
               (Incorporated by reference to Schedule 13D filed with
               the SEC on June 9, 2003)

Exhibit H -    Limited Liability Company Agreement between Banc
               of America Securities LLC and Hovde Acquisition
               II, L.L.C. (Incorporated by reference to Schedule 13D
               filed with the SEC on June 9, 2003)



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Page 14 of 15

                                                                       EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                    FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                    Its: Secretary

                    HOVDE ACQUISITION II, L.L.C.

                    By:  /s/ Richard J. Perry, Jr.
                    ---------------------------------------
                         Richard J. Perry, Jr.
                         Its: Secretary

                    HOVDE CAPITAL ADVISORS LLC

                    By:  /s/ Richard J. Perry, Jr.
                    -------------------------------------------------
                         Richard J. Perry, Jr.
                         Its: Secretary

                    ERIC D. HOVDE

                    /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                    /s/ Steven D. Hovde
                    -------------------------------------------------

Dated:    08/29/03

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